SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2018

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Kenon Holdings Ltd. (“Kenon”) will hold its Annual General Meeting of Shareholders on June 14, 2018 at 10 a.m. (SGT) (the “Annual General Meeting”). In connection with the Annual General Meeting, Kenon will mail to its beneficial shareholders on or about May 18, 2018, and its shareholders of record (members) on  May 16, 2018, (i) a Proxy Statement, dated as of the date hereof (the “Proxy Statement”), (ii) a Notice of Annual General Meeting of Shareholders, dated as of the date hereof, and (iii) the 2017 Annual Report comprising the Directors’ Statement and the Singapore Statutory Financial Statements for the financial year ended December 31, 2017, attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

Kenon has also made available a Proxy Card, attached as Exhibit 99.4 to this Report on Form 6-K, which is to be completed according to the instructions set forth in the Proxy Statement; holders of Kenon’s shares should review the instructions set forth in the Proxy Statement in order to vote their Kenon shares at the Annual General Meeting.

Exhibits

99.1	Proxy Statement, dated as of May 16, 2018
99.2	Notice of Annual General Meeting of Shareholders, dated as of May 16, 2018
99.3
2017 Annual Report comprising the Directors’ Statement for Kenon Holdings Ltd. and the Singapore Statutory Consolidated Audited Financial Statements of Kenon Holdings Ltd. for the Financial Year ended December 31, 2017

99.4	Proxy Card for Kenon Holdings Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: May 16, 2018	By:	/s/ Barak Cohen
Name: Barak Cohen
Title: Co-Chief Executive Officer

	By:	/s/ Robert L. Rosen
Name: Robert L. Rosen
Title: Co-Chief Executive Officer